January 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo Matthew Crispino

Re:	Porch Group, Inc.
Registration Statement on Form S-1
File No. 333-252120

Acceleration Request
Requested Date: January 29, 2021
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Porch Group, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-252120 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on January 29, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very truly yours,

/s/ Matthew Cullen
Matthew Cullen
General Counsel
Porch Group, Inc.

cc:	Matthew Cullen, Porch Group, Inc.
Michael P. Heinz, Sidley Austin LLP